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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cerveceria Nacional S.A.

*CURRENT ADDRESS

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4704 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

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OICF/BY: dw

DAT : 8/12/04

File No. 82-4704

Grupo Empresarial Bavaria


ATLAS
205417

AR/S
12-31-03



Informe Anual 2003 *Annual Report 2003*

Junta Directiva • 3
Board of Directors
Principales Ejecutivos • 4
Main Executives
Informe de Gestión • 5
Management's Report
Informe de los Auditores Independientes • 15
Report of Independent Accountants
Balances Generales Consolidados • 16
Consolidated Balance Sheets
Estados Consolidados de Resultados • 17
Consolidated Statment of Income
Notas complementarias • 18
Notes to Consolidated Financial Statement
Estados Consolidados de Flujos de Efectivo • 19
Consolidated Statement of Cash Flows
Datos Financieros Sobresalientes • 21
Financial Highlights

CERVECERIA NACIONAL, S.A.

Grupo Empresarial Bavaria

Informe Anual 2003 *Annual Report 2003*

Junta Directiva
Board of Directors

Directores / Directors

Principales / Principals	Suplentes / Deputies
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Alejandro Santo Domingo Dávila	Carlos Alejandro Pérez Dávila
Ricardo Obregón Trujillo	Víctor Alberto Machado Pérez
Jon David Silverman	Edgardo Báez Noguera
Julio Mario Santo Domingo Braga	Juan Carlos García Cañizares
Carlos Bentín Remy	Roberto Alemán Healy

Dignatarios / Officers

Julio Mario Santo Domingo	Presidente / President
Alejandro Santo Domingo Dávila	Vicepresidente / Vicepresident
Darío Castaño Zapata	Presidente Ejecutivo / Executive President
Roberto Alemán Healy	Tesorero / Treasurer
Víctor Alberto Machado Pérez	Secretario / Secretary

Representante Legal / Legal Representative

Darío Castaño Zapata

Domicilio Social / Domicile of Corporation

Panamá, República de Panamá,

Avenida Ricardo J. Alfaro - Edificio Pasadena

Apartado 6-1393, El Dorado

Teléfono (507) 236-1400

Auditores / Auditors

PricewaterhouseCoopers

Principales Ejecutivos
Main Executives

Darío Castaño Zapata	Presidente Ejecutivo / *Executive President*
Ricardo Janson Calhoun	Vicepresidente de Operaciones / *Vice-President of Operations*
Antonio Richa Mawad	Vicepresidente Financiero / *Vice-President of Finances*
Juan Antonio Fábrega	Vicepresidente Comercial / *Commercial Vice-President*
Eduardo Antonio Vaccaro	Vicepresidente Mercadeo / *Marketing Vice-President*
Carlos M. Gómez	Vicepresidente de Manufactura / *Vice-President of Manufacturing*
Amparo Alarcón	Directora de Comunicaciones / *Director of Communications*
Marcela Hoyos	Directora Administrativa / *Administrative Director*
Alfonso Aponte	Director de Recursos Humanos / *Human Resources Director*

Informe De Gestión

Después de un período de incertidumbre, la economía nacional cambió la tendencia y nuevamente regresamos a valores positivos en los principales indicadores macroeconómicos. Es así como registramos un crecimiento del PIB superior al 3.5%, según datos preliminares, lo que implica que el PIB per cápita se recuperó, luego de haber perdido valor en años anteriores. A su vez, la disminución del desempleo, impulsada por un importante crecimiento de la industria de la construcción, ha impactado favorablemente en la industria de las bebidas, con la cual está estrechamente relacionada.

En lo particular, la estrategia planteada en el Grupo Cervecería Nacional desde principios del 2002 y ratificada para la vigencia del 2003, viene demostrando que es acertada, puesto que, al crecimiento en el volumen de cervezas de 12.2% en el 2002, le siguió un crecimiento en 2003 de 13.6%. En valores absolutos y sumando todos los productos vendidos (cervezas, lácteos, sodas y bebidas de fruta) vendimos un total de 2,049,092.00 Hl..



Ventas de Cerveza (miles de Hls)
1.300
1.100
900
700
500
300
893
1.003
1.139
2001
2002
2003

Con estos resultados, el consumo de cerveza en Panamá ha logrado recuperarse, pasando de 44 litros per cápita en el 2001, hasta cerca de 50 litros, obtenidos en el 2003. Es claro

Management's Report

After a period of uncertainty, the national economy changed its trend and once again the return to positive values in the main macroeconomic indicators. According to preliminary data, this is reflected in a GDP growth higher than 3.5%, suggesting the recovery of the GDP per capita, after having lost its values in past years. A decline in unemployment, thrust by the important growth in the construction industry, has favorably impacted the beverage industry, to which it is closely related.

Particularly, the strategy set forth by the Cervecería Nacional Group as from early 2002 and ratified for the 2003 term, has proven to be the right one, since the 12.2% growth in 2002 in the beer volume, was followed by 13.6% growth in 2003. In absolute values and adding all products sold (beer, dairy, soft drinks and fruit beverages) we sold a total of 2,049,092.00 Hl. With these results, beer consumption in Panama has recovered, passing from 44 liters per capita in 2001, increasing up to the 50 liters, obtained in 2003. It is clear that consumers are receiving products that they demand under satisfactory conditions.

For the current year report, our goal was to increase the company's value in the market, improve operating costs and expenses, increase sales values above vegetative growth in



Beer Sales (in thousands of Hls)
1.300
1.100
900
700
500
300
893
1.003
1.139
2001
2002
2003

order to recover per capita consumption, **modernize the operational structure with IT support, increase the** que el consumidor está recibiendo los productos que demanda en las condiciones que le satisfacen.

Para la vigencia que estamos reportando, nos habíamos propuesto aumentar el valor de la compañía en el mercado, mejorar los costos y gastos operativos, aumentar el volumen de ventas muy por encima del crecimiento vegetativo, de forma tal que se lograra recuperar el consumo per cápita, modernizar la estructura operativa con apoyo en la tecnología informática, aumentar la productividad de nuestro recurso humano y, principalmente, satisfacer plenamente a nuestros clientes detallistas y a los consumidores, razón de ser de nuestro negocio.

Orgullosamente les reportamos hoy que todos los objetivos señalados se consiguieron, algunos de ellos excediendo las expectativas.

Una buena manera de medir el grado de aceptación de un producto es el consumo del mismo por habitante o



comúnmente denominado consumo per cápita, que en el negocio de cerveza se mide en litros consumidos por persona. Panamá ha ocupado el tercer lugar en este rubro en América Latina, pero en los últimos años venía presentando un deterioro en este indicador.

Después de analizar las causas de esto, se trazó una estrategia que dio como resultado un aumento de más de 8% en el consumo en el 2003.

productivity of our human resources and, more importantly, fully satisfy our retail consumers and consumers in general, the raison d'etre of our business.

Today we proudly report that all objectives set forth were achieved, and some even exceeded our expectations.

A good way to measure product acceptance level is consumption per habitant, which is commonly called consumption per capita, in the beer business it is measured in liters consumed per person. In this item Panama held the third position in Latin America, however during past years it presented a decline in this indicator.

After analyzing the causes for this, a strategy that resulted in an increase higher than 8% in consumption in 2003 was laid down.

Consumption per Capita


42
39
2001
2002
2003

Furthermore, when measuring the level of preference that a manufacturer's brands have in a consumer, the Market Share of the different competitors is determined.

National beer market share


82.0 %
77.0 %
72.0 %
67.0 %
62.0 %

In Panama the preference for the beers of Cervecería


Consumo per Cápita
2002
2003

Además, si se trata de medir el grado de preferencia que las marcas de un productor tienen en el consumidor, se determina la participación del Mercado ("market share") de los distintos competidores.

En Panamá la preferencia por las cervezas de Cervecería Nacional pasó de 75.9% en el 2002 a 79.2% en el 2003.

En los dos últimos años la CNSA ha ganado 7.7 puntos porcentuales de participación, siendo Atlas, la marca líder en el mercado panameño, con más de un 62% de participación.




Participación de mercado de cerveza nacional
2002
2003

A lo largo de toda la cadena de valor, desde el cálculo de suministros de materias primas e insumos hasta tener el producto en manos del detallista, se consiguieron importantes ahorros.

Se implementaron normas y procedimientos en la

Nacional increased from 75.9% in 2002 to 79.2% in 2003. During the past two years CNSA has gained a share of 7.7 percentage points. Atlas is the leading brand in the Panamanian market, having a market share in excess of 62%.

Throughout the entire value chain, from the calculation of raw material supplies and inputs until retailers receive the product, important savings were obtained.

Norms and procedures were implemented in the direction of supplies that allowed us to obtain important savings and achieve better efficiencies in our processes.

Furthermore, we achieved important and sustainable savings, thanks to a better definition in liability limits in insurance matters.

In manufacturing, all goals proposed to be reached were exceeded, in terms of industrial indicators, product of the manufacturing strategic plan. The following are mentioned due to their important weight in the cost of the product: volumetric losses, water unit consumption, thermal and electric unit consumptions and the use of raw material. As a result thereof, the cost per hectoliter declined in 10%.

It is important to mention that regarding labor performance, factory productivity increased 25.7%.

Finally in what pertains to industrial activity, the level of the spare parts inventory was restructured, this represented a decrease of slightly less than half of million dollars, with the resulting savings in the cost of money.

dirección de suministros que nos permitieron obtener economías importantes y lograr mejores eficiencias en nuestros procesos.

Además, logramos ahorros sostenibles, gracias a una mejor definición en los límites de responsabilidad en materia de seguros.

En fabricación, se superaron todas las metas que nos propusimos alcanzar, en términos de indicadores industriales, producto del plan estratégico de manufactura. Por su importante peso en el costo del producto, merecen mencionarse los siguientes: la merma volumétrica, el consumo unitario de agua, los consumos unitarios de energía térmica y eléctrica y el aprovechamiento de materias primas. Como resultado de esto, el costo por hectolitro disminuyó en 10%.

En material de disciplina laboral, debe destacarse el aumento de la productividad en fábrica de 25.7%.

Finalmente en lo que respecta a la actividad industrial, se racionalizó el nivel de inventarios de repuestos, representando una reducción de un poco menos de medio millón de balboas, con el consiguiente ahorro en costo del dinero.

Cerveza

Definitivamente los resultados de ventas en el 2003, confirmaron la tendencia positiva vigente desde principios del 2002. Recuerden cómo en ese año las ventas habían crecido más del 12% , lo que fue el aperitivo para el crecimiento del año que nos ocupa de más de 13%. Esto quiere decir que en dos años nuestras ventas de cervezas han aumentado 27%.

Han sido múltiples las actividades que nos han permitido alcanzar estos crecimientos. Empecemos por señalar el

Beer

Definitely sales results in 2003, confirmed the positive trend in force since early 2002. Take into account that during 2002, sales increased over 12%, and this was the entrée for the over 13% growth that interests us. This means that in two years our beer sales have increased 27%. Many activities have allowed us to reach this growth. We will start by mentioning the launch of GOLDBEST beer during the first part of April, and which at the end of the year reached a 3.5% market share nationally. Other variables which were part of the work of the sales team were: to increase consumption events and strengthen existing ones, reinforce our position and the brand's image at sales points, price policy management throughout the entire sales structure, furthermore, better demand planning thus guaranteeing that retailers will always have the product at the right time.

***Soft drinks** and beverages*

One of the objectives set forth for this area of the Company was the downsizing of the product portfolio. As a result thereof, we eliminated the distribution of the brand Libby's, we ceased to produce some low profit cheese references and the production of the "Nacional" milk brand was discontinued. In turn, the marketing for our own beverage brand LUSITA was reinforced and the distribution of the milk brand "La Chiricana" was extended to the national market.

On the soft drinks side, we successfully launched three new products. In January PEPSI TWIST was launched, the classic beverage, now with the incorporation of lemon flavor. MOUNTAIN DEW was launched in June into the market, citrus flavored soft drink, which is the fastest lanzamiento de la cerveza GOLDBEST a principios de abril, la cual alcanzó al fin del año una participación de 3.5% del mercado nacional. Otras variables que hicieron parte del trabajo del equipo de ventas fueron: Incremento de las ocasiones de consumo y fortalecimiento de las existentes, reforzamiento de nuestra posición en el punto de venta y de imagen de marca, administración de la política de precios en toda la estructura de ventas y aún más, una mejor planificación de la demanda que garantiza al detallista tener el producto siempre en el momento oportuno.

Gaseosas y bebidas

Uno de los objetivos trazados para esta área de la compañía fue la racionalización del portafolio de productos. Como resultado de esto, eliminamos la distribución de la marca Libby's, dejamos de producir algunas referencias de quesos de baja rentabilidad y se descontinuó la producción de la marca de leche Nacional. En cambio se reforzó el mercadeo de nuestra marca propia de bebidas LUSITA y se extendió al mercado nacional la distribución de la marca de leche "La Chiricana".

Por el lado de las bebidas gaseosas, tuvimos tres lanzamientos de productos nuevos con gran éxito. En enero, lanzamos PEPSI TWIST, la clásica bebida, ahora con sabor de limón incorporado. En junio, salió al Mercado MOUNTAIN DEW, gaseosa de sabor cítrico, que es la marca de mayor crecimiento en el mercado norteamericano. Y para cerrar el año, en el mes de noviembre, lanzamos la PEPSI BLUE, producto de edición limitada sólo para las fiestas de Navidad y Año Nuevo. En sólo bebidas diferentes a cerveza, la cifra de

growing brand in the North American market. and to close the year, during November, we launched PEPSI BLUE, a limited edition product for the Christmas and New Year holidays. In beverages other than beer, the sales figure reached 90 million liters.

During the 2003 term, different technology projects were developed with the purpose of reaching different goals proposed, especially to acquire a level of excellence in the Market execution.

The "Data Warehouse" application was implemented for the integral management of information and lay down the foundations for the future development of the business' intelligence.

We successfully implemented the APO-SAP supply chain optimizer, which entered into production in October. Resources in the purchase of input and raw materials are optimized, and manufacturing orders for different products are placed with great precision and finally optimum inventories are kept for the different market requests.

EBITDA (millions of Dollars)


$27.44
$28.80
$35.20
2001
2002
2003

In addition to the increase in manufacturing productivity in 25.7%, a management model per competences was ventas alcanzó 90 millones de litros.

Durante la vigencia 2003, se desarrollaron varios proyectos de tecnología con el fin de alcanzar varias de las metas propuestas, especialmente adquirir un nivel de excelencia en la ejecución en el Mercado.

Se implementó la aplicación de "Data Warehouse" para el manejo integrado de la información y sentar base para el desarrollo futuro de inteligencia de negocios.

También implementamos exitosamente el optimizador de la cadena de suministros APO-SAP entrando en productivo en octubre. Con esto se optimizan los recursos en la compra de insumos y materias primas, se colocan con gran precisión los pedidos de fabricación de los distintos productos y finalmente se mantienen inventarios óptimos en las diferentes instancias del mercado.

Aparte del incremento en productividad en fabricación del 5.7%, en esta área se desarrolló un modelo de gestión por competencias que nos permitirá programar adecuadamente los planes de formación por estricta necesidad, desarrollar planes de carrera administrativa y evaluar con precisión el desempeño de nuestros colaboradores.

Como consecuencia de las operaciones descritas en párrafos anteriores y otras actividades propias del área financiera, los resultados obtenidos dan una utilidad de operación de $20.14 millones, 37.5% mayor que el año anterior, cuando había sido de $14.64 Millones. El resultado antes de impuestos es de $13.66 millones, en los

developed, the same will allow us to properly program training programs strictly by need, develop administrative career plans and evaluate the performance of our collaborators with precision.

As a consequence of the operations described in the foregoing paragraphs and other activities inherent to the financial area, the results obtained result in operating profits for $20.14 million, 37.5% greater than the previous year, when it had been $14.64 million. Results before taxes is of $13.66 million, where $2.7 million have been discounted, these correspond to organizational restructuring expenses, in addition to other non-recurring expenses approaching half a million dollars.

Earnings before taxes, amortizations and depreciations (EBITDA) added up to $35.2 million with 22.2% growth regarding the previous year and 28.3% greater than 2001[1].

It is also important to mention that risk rater FITCH Centroamérica S.A. after analyzing the company's behavior and its credit quality, improved the risk rating of Cervecería Nacional, S.A. passing from AA-$_{pan}$ to AA$_{pan}$ in July 2003.

This rating remained unchanged until December, due to "financial strength, the leading position of the company in the beer market, diversity in its income, the country's economic situation and the experience of Bavaria the Colombian majority shareholder partner", as evident in the risk analysis prepared by the firm.

[1] EBITDA for 2001 does not include Envases del Istmo, to make it comparable with the following years.)

que se han descontado $2.7 millones que corresponden a gastos de reestructuración de la organización, además de otros gastos no recurrentes cercanos al medio millón de dólares.

Las utilidades antes de impuestos, amortizaciones y depreciaciones (EBITDA) sumaron $35.2 millones con un crecimiento de 22.2% con respecto al año anterior y 28.3% mayor que el 2001[1].


EBITDA (millones de dólares)
2002
2003

Es también importante señalar que la calificadora de riesgo FITCH Centroamérica S.A. después de analizar el comportamiento de la compañía y su calidad crediticia, mejoró la calificación de riesgo de Cervecería Nacional, S.A. al pasar de AA-$_{pan}$ a AA$_{pan}$ en julio de 2003.


Razones de Rentabilidad (%)
11.3
10.1
10.8
14.3
19.7
7.7
4.5
6.4
ROA
ROE
Utilidad Operativa/
Patrimonio
2001
2002
2003

Esta calificación fue mantenida en el mes de diciembre, por nuestra "fortaleza financiera, la posición dominante de la firma en el mercado cervecero, la diversificación de

[1] EBITDA del año 2001, no incluye Envases del Istmo, para hacerlo comparable a los años siguientes.


Profitability Ratios (%)
ROA
ROE
Pperating Earnings/
Equity
2001
2002
2003

Prior to the end of the year, the negotiation that resulted in the purchase of a minority shareholding in Embotelladora Centroamericana, S. A. ECSA, official


Liquidity Ratios
1.60
1.40
0.74
0.73
2002
2003

bottling company of the Pepsico Internacional products in Costa Rica concluded.

Our commitment with the community is an important element in our entrepreneurial development. To be a good corporate citizen and actively collaborate with important social works, will continue to be reasons for enormous satisfaction and serious commitment with Panama. This year, we supported the Telethon 20-30, an organization that every year seeks to improve the quality of life of children, through its contribution to health, education and sustainable. Furthermore, we have constantly contributed with sports, supporting our youth, which everyday becomes ever more prepared to leave high the name of sus ingresos, la situación económica del país y la experiencia [illegible]

el análisis de riesgo [illegible]


1.60
1.40
1.20
1.00
0.20
1.15
1.32
1.47
0.74
0.62
0.73
2001
2002
Liquidez
Prueba Ácida

Antes del fin de año se cerró una negociación [illegible] la compra de [illegible] participación [illegible] la [illegible]lladora Ce[illegible], S. A. ECSA, [illegible] de los productos de Pepsico Internacional en [illegible].

Responsabilidad Social

Nuestro com[illegible] importante [illegible] desarrollo [illegible] ciudadano [illegible] con importan[illegible] carácter [illegible] motivos d[illegible] con Panamá. [illegible] 30, organizaci[illegible] tras a[illegible] de vida de niños y niñas, media[illegible], educación y desarrollo sosteni[illegible] contribuido con el deporte de manera [illegible] a nuestra juventud, que cada día se prepara aún más para dejar en alto el nombre de nuestro país.

Además, apoyamos importantes actividades de orden cultural, como lo fue el Primer Festival de Jazz y diversas exposiciones de arte en la ciudad.

[illegible]

Para el año 2004, esperamos que la economía nacional se

our country.

as the Business Partner [illegible]

[illegible]ves

[illegible]2004, we expect the national economy to [illegible] that re[illegible]ted for this year. If so, the [illegible] or[illegible]ization currently has allows us to [illegible] ag[illegible] have an exceedingly successful t[illegible].

We [illegible]pect to maintain the trend that we [illegible] 20[illegible]. Therefore, in addition to the already [illegible] str[illegible]gy, we will further strengthen the [illegible] te[illegible]hnologic[illegible]. A Profit and Costs An[illegible] associated to "Business Warehouse" (BW) [illegible] to handle [illegible] indicators, the [illegible] price and [illegible] APO-SAP optimi[illegible] throughout the [illegible] the entire [illegible] portfolio [illegible] implementati[illegible] excellence in [illegible] commercial be[illegible] Training will [illegible] We undoubt[illegible] our exe[illegible] a competitive [illegible]. Their inte[illegible] orientation [illegible]ess search f[illegible] end consumer, the [illegible] that ou[illegible] will arrive [illegible] with high quality standards.

In manufacturing, investments are [illegible] improvement of plant efficiencies and assure co[illegible] environmental provisions in force. It is clear tha[illegible] [illegible] technological resources described, placed at the service of proven and even more fine tuned strategies. But in spite of comporte en forma similar a la reportada en este año. Si así fuera, la dinámica que tiene en este momento nuestra organización nos permite vislumbrar que tendremos nuevamente un período exitoso.

Esperamos mantener la tendencia que traemos desde inicios del 2002. Para ello, aparte de la estrategia de negocios ya probada, fortaleceremos aún más la organización con herramientas de tecnología. Se implementará un módulo de Análisis de Rentabilidad y Costos asociado con "Business Warehouse" (BW) para el manejo de indicadores de gestión; plena ejecución del modelo de administración de márgenes y precios; aplicación del optimizador APO-SAP en toda la cadena de suministros y para todo el portafolio de productos y la implementación complementaria de un optimizador de rutas que nos permitirá alcanzar la excelencia en el servicio de reparto al detallista, con grandes beneficios comerciales y de reducción de costos.

La capacitación seguirá siendo uno de nuestros principales objetivos en el 2004. Reconocemos a nuestros ejecutivos y colaboradores como una indiscutible ventaja competitiva. Su orientación al cliente interno y externo, y la incesante búsqueda de la satisfacción del consumidor final, su determinación y habilidad, son la garantía de que nuestros productos lleguen con un alto estándar de calidad y oportunamente a su destino.

En manufactura, las inversiones estarán orientadas a mejorar las eficiencias de la planta y a asegurar el cumplimiento con las normas ambientales establecidas. Es claro que mantener esta tendencia de crecimiento en todas las áreas del negocio, tiene el soporte de los recursos tecnológicos descritos, puestos al servicio de estrategias probadas y refinadas cada vez más. Pero a pesar de esto, no conseguiríamos estos niveles de excelencia, si no fuera por el enorme compromiso de todo el equipo humano de la organización, quienes tienen claro que this, we would not achieve these levels of excellence, if it were not for the enormous commitment of the entire human team of the organization, who have clear that we live in a highly competitive environment where only those companies that have the best people succeed.

Summarizing, we feel proud of the achievements reached during the 2003 fiscal year. In financial terms, we have continued to reap excellent operational results, while we maintain complete our vocation to satisfy the needs of our customers, business partners, investors and all our collaborators.

To our consumers, associate entrepreneurs throughout the entire value chain and you the Shareholders, our appreciation for the constant support and encouragement to continue growing.

vivimos en un ambiente de alta competencia donde sólo triunfan aquellas empresas que tienen la mejor gente.

En resumen, nos sentimos orgullosos de los logros alcanzados durante el año fiscal 2003. En términos financieros, hemos seguido cosechando excelentes resultados operativos, mientras mantenemos íntegra nuestra vocación por satisfacer las necesidades de nuestros clientes, socios del negocio, de los inversionistas y todos nuestros colaboradores.

A nuestros consumidores, a los empresarios asociados en toda la cadena de valor y a ustedes señores accionistas, nuestro reconocido agradecimiento por el apoyo constante y estímulo para seguir creciendo.

24 de marzo de 2004 / March 24, 2004

Ing. Darío Castaño Zapata

Presidente Ejecutivo / Executive President

Cervecería Nacional, S.A.


ATLAS
BODEGA
LESLIE
COMIDAS

Informe de los Auditores Independientes

A la Junta Directiva y Accionistas de
Cervecería Nacional, S. A.

Hemos auditado los estados financieros consolidados de Cervecería Nacional, S. A. y sus Subsidiarias por los años terminados el 31 de diciembre de 2003 y 2002, de los cuales fueron derivados los balances generales, estados de resultados y flujos de efectivo resumidos, de acuerdo a las Normas Internacionales de Auditoría. En nuestro dictamen fechado el 30 de enero de 2004, expresamos una opinión sin salvedad sobre los estados financieros consolidados, de los cuales se derivaron los estados financieros resumidos.

En nuestra opinión, los estados financieros resumidos que se acompañan son consistentes, respecto de todo lo importante, con los estados financieros consolidados de los cuales se derivaron.

Estos estados financieros incluyen los balances generales, estados de resultados y flujos de efectivo por los años terminados el 31 de diciembre de 2003 y 2002.

Para una mejor comprensión de la situación financiera de Cervecería Nacional, S. A. y sus Subsidiarias y de los resultados de sus operaciones y sus flujos de efectivo por los años terminados el 31 de diciembre de 2003 y 2002 y del alcance de nuestras auditorías, los estados financieros resumidos deberían leerse conjuntamente con los estados financieros de los cuales se derivaron los estados financieros resumidos, y por lo tanto, nuestro dictamen de auditoría.

PricewaterhouseCoopers

30 de enero de 2004
Panamá, República de Panamá

Report of Independent Accountants

To the Board of Directors and Shareholders of
Cerveceria Nacional, S. A.

We have audited the consolidated financial statements of Cerveceria Nacional, S. A. and its Subsidiaries for the years ended December 31, 2003 and 2002, from which the summarized balance sheets, statements of income and cash flows were derived, in accordance with International Standards on Auditing. In our report dated January 30, 2004, we expressed an unqualified opinion on the consolidated financial statements from which the summarized financial statements were derived.

In our opinion, the accompanying summarized financial statements are consistent, in all material respects, with the consolidated financial statements from which they were derived. These summarized financial statements include the balance sheets, statements of income and cash flows for the years ended as of December 31, 2003 and 2002.

For a better understanding of Cerveceria Nacional, S. A. and its Subsidiaries financial position and the results of its operations and its cash flows for the periods and of the scope of our audits, the summarized financial statements should be read in conjunction with the financial statements from which the summarized financial statements were derived and our audit report thereon.

January 30, 2004
Panama, Republic of Panama

CERVECERIA NACIONAL, S. A.
Balances Generales Consolidados
Consolidated Balance Sheets

(En miles de dólares/*in thousand US$*)

Activos / Assets	Año terminado el 31 de diciembre 2003	/ *Year ended / December 31* 2002
Activos corrientes / *Current assets:*		
Efectivo / *Cash*	B/. 873	B/. 5,491
Documentos y cuentas por cobrar, neto / *Notes and accounts receivable, net*	13,064	15,773
Cuentas por cobrar- Afiliada / *Accounts receivable - Affiliated*	-	10,002
Inventarios, netos / *Inventories, net*	19,254	19,600
Impuesto sobre la renta pagado por anticipado / *Prepaid income taxes*	2,076	3,862
Gastos pagados por anticipado / *Prepaid expenses*	931	720
Total activos corrientes / *Total current assets*	36,198	55,448
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio / *Investments and advances in affiliated companies, at equity*	10,203	12,194
Otras inversiones / *Other investments*	7,740	2,117
Fondo de cesantía/ *Severance and indemnity fund*	4,020	3,328
Propiedades, planta y equipos, netos / *Properties, plant and equipment, net*	91,269	94,397
Otros activos / *Other assets*	2,465	2,642
Total activos / *Total assets*	151,895	170,126
Pasivos e inversión de los accionistas / *Liabilities and shareholders' equity*		
Pasivos corrientes / *Current liabilities:*		
Préstamos por pagar / *Loans*	B/. 11,384	B/. 33,884
Bonos por pagar / *Corporate bonds payable*	-	1,000
Documentos y cuentas por pagar / *Notes and accounts payable*	13,207	11,851
Prestaciones y gastos acumulados por pagar / *Accrued expenses*	1,534	1,441
Impuesto sobre la renta por pagar / *Income tax payable*	1,216	9
Total pasivos corrientes / *Total current liabilities*	27,341	48,185
Préstamos por pagar, netos de porción corriente / *Loans, net of current portion*	13,315	17,499
Documentos por pagar / *Documents payable*	3,120	-
Prima de antigüedad e indemnización acumuladas / *Seniority premium and indemnization payable*	1,349	942
Impuesto sobre la renta diferido / *Deferred income tax*	4,649	4,295
Total pasivos / *Total liabilities*	49,774	70,921
Interés de accionistas minoritarios en subsidiarias consolidadas / *Minority interest*	956	948
Compromisos y contingencias / *Commitments and contingencies*		
Inversión de los accionistas / *Shareholders' equity:*		
Acciones comunes, sin valor nominal / *Common stock, no par value:*		
Acciones autorizadas - 40,000,000 / *Authorized shares - 40,000,000*		
Acciones emitidas - 16,200,000 /*Issued shares - 16,200,000*	51,787	51,672
Utilidades retenidas/ *Retained earnings*	60,868	58,075
	112,655	109,747
Acciones en Tesorería 840,738 (en el 2002 y 2001) / *Treasury Shares 840,738 (at 2002 and 2001)*	(11,490)	(11,490)
Total inversión de los accionistas / *Total shareholders' equity*	101,165	98,257
Total pasivos e inversión de los accionistas / *Total liabilities and shareholders' equity*	B/. 151,895	B/. 170,126

CERVECERIA NACIONAL, S. A.
Estados Consolidados de Resultados
Consolidated Statements of Income

(En miles de dólares / *in thousand US$*)

	Año terminado el 31 de diciembre 2003	/ *Year ended / December 31* 2002
Ingresos / Income:		
Ventas netas / *Net sales*	144,289	143,041
Costo de ventas / *Cost of goods sold*	70,742	72,181
Contribución marginal / *Gross profit*	73,547	70,860
Gastos de ventas, generales y administrativos / *Selling, general and administrative expenses*	53,404	56,213
Resultado de Operación / *Operational Income*	20,143	14,647
Otros ingresos / *Other income*	384	848
Alquileres ganados/ *Rent*	69	205
Intereses ganados / *Interest earned*	169	174
Ganancia en venta de propiedades / *Gain on sales of properties*	202	-
Dividendos ganados / *Dividends earned*	11	8
	835	1,235
Intereses y cargos financieros / *Interest and financial charges*	(972)	(1,433)
Participación en utilidades de compañías afiliadas / *Equity in earnings of affiliated companies*	(2,745)	(542)
Utilidad antes de gastos de reestructuración/ *Income before restructuring expenses*	17,261	13,907
Gastos de reestructuración / *Restructuring expenses*	3,604	5,384
Utilidad antes del impuesto sobre la renta/ *Income before income taxes*	13,657	8,523
Impuesto sobre la renta / *Income taxes:*		
Corriente / *Current*	3,014	310
Diferido / *Deferred*	354	498
Total impuesto sobre la renta / *Total income taxes*	3,368	808
Participación de accionistas minoritarios en Utilidad de subsidiaria consolidada / *Minority interest participation*	9	42
Utilidad neta / *Net income*	B/. 10,280	B/. 7,673

CERVECERIA NACIONAL, S. A.
Notas Complementarias
Notes To Consolidated Financial Statements

(En miles de dólares / *in thousand US$*)

1. Documentos y Cuentas por Cobrar / *Notes and Accounts Receivable*

	2003	2002
Clientes / *Customers*	**13,404**	15,049
Provisión para cuentas de cobro dudoso / *Allowance for bad debts*	**(1,317)**	(962)
	12,087	14,087
Empleados / *Employees*	**37**	64
Otras / *Other*	**940**	1,623
Total	**B/. 13,064**	B/. 15,774

2. Propiedades, Planta y Equipos / *Properties, Plant and Equipment*

	2003	2002
Maquinaria y equipo / *Machinery and equipment*	**B/. 103,682**	B/. 113,780
Edificio y Mejoras / *Buildings and improvements*	**25,943**	25,915
Terrenos / *Land*	**19,315**	19,389
Mobiliario y equipo de oficina / *Furniture and office equipment*	**11,366**	14,116
	160,306	173,200
Depreciación y amortización acumulada / *Accumulated depreciation and amortization*	**(72,145)**	(79,470)
	88,161	93,730
Construcciones en Proceso / *Constructions in process*	**3,108**	667
	B/. 91,269	B/. 94,397

3. Otras Inversiones / *Other Investments*

	2003	2002
Acciones de compañías Nacionales / *Shares of Panamanian companies*	**B/. 1,384**	B/. 1,400
Acciones de compañías Extranjeras / *Shares of Foreign companies*	**B/. 6,270**	-
Bonos agropecuarios de empresas privadas / *Corporate bonds of Panamanian companies*	-	50
Bonos del Estado / *Government of Panama bonds*	**86**	667
	B/. 7,740	B/. 2,117

4. Préstamos por Pagar / *Bank Loans*

	2003	2002
Lloyds Bank	**B/. 2,880**	B/. 7,320
HSBC Bank (The Chase Manhattan Bank, N.A.)	**2,000**	6,200
Banco Nationale de Paris, Paribas	**1,500**	2,000
City Bank N.A.	-	3,000
The Bank of Nova Scotia	**15,619**	21,563
Bank Boston, S.A.	**2,700**	4,800
Dresdner Bank	**1**	6,500
	B/. 24,699	B/. 51,383

CERVECERIA NACIONAL, S. A.
Estados Consolidados de Flujos de Efectivo
Consolidated Statements of Cash Flows

(En miles de dólares / *in thousand US$*)

	Año terminado el 31 de diciembre 2003	/ *Year ended / December 31* 2002
Actividades de operación / *Operating activities*		
Utilidad antes del impuesto sobre la renta, gastos de reestructuración y participación de accionistas minoritarios en subsidiaria consolidada / *Income before income tax, restructuring expenses and minority interest participation*	B/. 17,261	B/. 13,907
Ajustes para conciliar la utilidad antes del impuesto sobre la renta, gastos de reestructuración y participación de accionistas minoritarios en subsidiaria consolidada con el efectivo neto provisto por las actividades de operación: / *Adjustments to reconcile income before income tax, restructuring expenses and minority interest participation to net cash provided by operating activities:*		
Ganancia en venta de propiedades / *Gain on sales of properties*	(202)	-
Depreciación y amortización / *Depreciation and amortization*	9,369	9,669
Provisión para documentos y cuentas de cobro dudoso/ *Allowance for bad debts*	510	390
Amortización de botellas y cajas / *Amortization of bottles and cases*	4,015	3,163
Amortización de Plusvalía / *Amortization of Goodwill*	115	96
Amortización de concesiones y préstamos/ *Concesions and loans amortization*	165	167
Intereses ganados/ *Interest earned*	(169)	(174)
Dividendos ganados/ *Dividends earned*	(11)	(8)
Intereses pagados/ *Interest*	972	1,433
Participación en utilidades de compañías afiliadas / *Equity in earnings of affiliated companies*	2,745	542
Resultado de las operaciones antes de cambios en el capital de trabajo/*Operating Results before changes in working capital*	34,770	29,185
Cambios en activos y pasivos de operación:/ *Changes in operating assets and liabilities:*		
Cuentas por cobrar / *Accounts receivable*	2,200	2,962
Inventarios / *Inventories*	(3,670)	(1,538)
Impuesto sobre la renta pagado por anticipado / *Prepaid income taxes*	-	(228)
Gastos pagados por anticipado/ *Prepaid expenses*	(211)	297
Otros activos/ *Other assets*	(103)	135
Cuentas por pagar/ *Accounts payable*	1,356	(9,043)
Prestaciones y gastos acumulados por pagar/ *Accrued expenses*	93	(97)
Prima de antigüedad e indemnización acumuladas/ *Seniority premium and indemnization payable*	407	(89)
Impuesto sobre la renta pagado/ *Payed Income tax*	(21)	(2)
Flujo de efectivo antes de gastos de reestructuración/ *Cash flows before restructuring expenses*	34,821	21,582
Gasto de reestructuración / *Restructuring expenses*	(3,604)	(5,384)
Efectivo neto provisto por las actividades de operación / *Net cash provided by operating activities*	31,217	16,198
Actividades de inversión / *Investing activities*		
Fondo de cesantía/ *Severance and indemnity fund*	(691)	(594)
Intereses ganados / *Interest earned*	169	174
Dividendos ganados / *Dividends earned*	11	8
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio/ *Investments and advances in affiliated companies, at equity*	(754)	-
Otras inversiones / *Other investments*	(5,624)	(254)
Adquisición de activo fijo, neto de retiros / *Acquisition of fixed assets, net of dispositions*	(6,039)	(3,758)
Efectivo neto usado en las actividades de inversión / *Net cash used in investing activities*	(12,928)	(4,424)

CERVECERIA NACIONAL, S. A.
Estados Consolidados de Flujos de Efectivo
Consolidated Statements of Cash Flows

(En miles de dólares / *in thousand US$*)
Cont.

	Año terminado el 31 de diciembre 2003	/ *Year ended / December 31* 2002
Actividades de financiamiento / *Financing activities*		
Préstamos recibidos / *Proceed from loans*	26,700	35,200
Cuentas por cobrar afiliada / *Accounts receivable affiliated*	10,001	(10,001)
Amortización de préstamos / *Amortization of loans*	(53,384)	(28,684)
Documentos por pagar/ *Documents Payable*	3,120	
Pago de Bonos/ *Bonds Payed*	(1,000)	
Intereses pagados / *Interest*	(972)	(1,433)
Dividendos pagados/ *Dividends paid*	(7,372)	(7,373)
Impuesto complementario/ *Deemed dividend tax*	-	(1)
Efectivo neto (usado en) las actividades de financiamiento / *Net cash (used in) financing activities*	(22,907)	(12,292)
Disminución neta en el efectivo/ *Net decrease in cash*	(4,618)	(518)
Efectivo al inicio del año / *Cash at beginning of year*	5,491	6,157
Efectivo al inicio del año de subsidiaria no consolidada/ *Cash at beginning of year of subsidiary not consolidated*	-	(148)
Efectivo al final del año/ *Cash at end of year*	B/. 873	B/. 5,491

Datos Financieros Sobresalientes
Financial Highlights

Ventas Netas / *Net Sales*


USD (Mios.)
150
100
50
0
145.5
142.5
139.0
143.0
144.3
1999
2000
2001
2002
2003

A las ventas netas de años anteriores, se les eliminó las de Envases del istmo, S.A., para efectos comparativos.

Utilidad Neta / *Net Income*


USD (Mios.)
30.0
25.0
20.0
15.0
10.0
5.0
0
20.7
18.1
11.3
7.7
10.3
1999
2000
2001
2002
2003

Dividendos pagados por acción/
Dividends paid per share

Dólares/Acción ***USD per share***


0.48
0.48
0.48
0.48
0.48
0.55
0.45
0.35
USD
0.25
0.15
0.05
1999
2000
2001
2002
2003

Rendimiento sobre patrimonio/
Return on Equity

Utilidad Neta/Inversión de los Accionistas ***Net Income/Shareholders Equity***


30%
20%
10%
0
Retorno (%) *Return (%)*
23.3%
18.3%
11.4%
7.8%
10.2%
1999
2000
2001
2002
2003

Apartado 6-1393 El Dorado, Panamá, Rep. de Panamá. Teléfono: (507) 236-1400 Fax: (507) 236-1527
www.cerveceria-nacional.com